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                 October 19, 2021

       Jason Pello
       Chief Financial Officer
       Nerdy Inc.
       101 S. Hanley Rd., Suite 300
       St. Louis, MO 63105

                                                        Re: Nerdy Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 15,
2021
                                                            File No. 333-260266

       Dear Mr. Pello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              John Mutkoski, Esq.